SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           Commission File Numbers  333-12065
                                                                    ---------

                          Aames Financial Corporation
                           Aames Capital Corporation
                 Aames Capital Corporation of Minnesota, Inc.
                           Aames Funding Corporation
                                Aames Home Loan
                       Aames Home Loan of America, Inc.
                       Aames Home Loan of Colorado, Inc.
                        Aames Home Loan of Nevada, Inc.
                            One Stop Mortgage, Inc.
                       Oxford Aviation Corporation, Inc.
                               Oxford Escrow Co.
                           Rossmore Financial, Inc.
                          Serrano Insurance Services
                          Windsor Management Co.
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     (Exact name of registrants as specified in their respective charters)

    350 SOUTH GRAND AVENUE, LOS ANGELES, CALIFORNIA  90071;  (213) 210-5000
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   (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                         9.125% SENIOR NOTES DUE 2003
                        -------------------------------
           (Title of each class of securities covered by this Form)

     AAMES FINANCIAL CORPORATION COMMON STOCK, PAR VALUE $.001 PER SHARE,
           AND THE PREFERRED SHARE PURCHASE RIGHTS ATTACHED THERETO
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     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(i)      [X]
   Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii)     [ ]
   Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii)     [ ]
                                 Rule 15d-6               [ ]

    Approximate number of holders of record as of the certification or notice date:
      One holder of record, CEDE & CO., the nominee of The Depository Trust Company (31 holders, if only participating brokers holding directly through CEDE & CO. are counted).
    Pursuant to the requirements of the Securities Exchange Act of 1934, Aames Financial Corporation, Aames Capital Corporation, Aames Capital Corporation of Minnesota, Inc., Aames Funding Corporation, Aames Home Loan, Aames Home Loan of America, Inc., Aames Home Loan of Colorado, Inc., Aames Home Loan of Nevada, Inc., One Stop Mortgage, Inc., Oxford Aviation Corporation, Inc., Oxford Escrow Co., Rossmore Financial, Inc., Serrano Insurance Services, and Windsor Management Co. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December  1, 1997                By: /S/ BARBARA S. POLSKY
                                            ---------------------
                                        Barbara S. Polsky
                                        Executive Vice President and
                                        General Counsel